Exhibit K-1

                         LeBoeuf, Lamb, Greene & MacRae
                                     L.L.P.
       A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                          1875 Connecticut Avenue, N.W.
                                   Suite 1200
                            Washington, DC 20009-5728

December 2, 1999

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
Mail Stop 6-9, Room 6500
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The National Grid Group plc and New England Electric System's Merger and Financing Applications, File Nos. 70-9473 and 70-9519 respectively.

Dear Secretary Katz:

     The National Grid Group plc and the New England Electric System hereby submit for filing their response to the sole comment submitted in connection with their merger and financing applications. The National Grid Group and New England Electric System have provided five copies of this response to the Assistant Director of the Office of Public Utility Regulation of the
Commission's Division of Investment Management, and another copy to the commenter, Russell G. Gilmore, 100 Tamarack Drive, East Greenwich, R.I. 02818.

     Thank you for your consideration, and please telephone me should you have any questions regarding this filing.

                                                     Respectfully,

                                                     //signed//

                                                     Joanne C. Rutkowski

Enclosure

cc (with five copies)      Ms. Catherine A. Fisher
                           Assistant Director
                           Office of Public Utility Regulation
                           Division of Investment Management
                           Securities and Exchange Commission
                           Mail Stop 5-3
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

                             CERTIFICATE OF SERVICE

     I, Joanne C. Rutkowski, hereby certify that I have this day served a true and correct copy of this filing by United States mail to:

                  Russell G. Gilmore
                  100 Tamarack Drive
                  East Greenwich, R.I. 02818


                                   This second day of December, 1999

                                   //signed//

                                   ____________________________
                                   Joanne C. Rutkowski
                                   LeBoeuf, Lamb, Greene & MacRae L.L.P.
                                   1875 Connecticut Ave., N.W.
                                   Washington, D.C. 20009

           BEFORE THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

The National Grid Group plc              |        File Nos. 70-9473
New England Electric System              |           and 70-9519
                                         |
--------------------------------------------------------------------------

        RESPONSE OF THE NATIONAL GRID GROUP PLC AND NEW ENGLAND ELECTRIC
                  SYSTEM TO THE COMMENTS OF RUSSELL G. GILMORE

     This filing responds to the comments submitted by Russell G. Gilmore, in connection with the proposed acquisition by The National Grid Group plc ("National Grid") of the outstanding voting securities of the New England Electric System ("NEES"). On October 8, 1999 and October 12, 1999, the Securities and Exchange Commission (the "Commission") issued notices of the Merger Application (File No. 70-9473) and the Financing Application (File No. 70-9519), respectively. By letters dated October 21, 1999 and October 23, 1999, Mr. Gilmore provided comments and indicated his wish to attend any hearing that might be held in connection with the proposed transactions.

     Briefly stated, Mr. Gilmore has not requested a hearing in connection with either the Merger Application or the Financing Application. Rather, he has submitted comments on the filings and indicated his wish to attend any hearing that might be held in this matter. In this regard, Mr. Gilmore makes five comments, to which the Applicants respond as follows:

     1. Mr. Gilmore's first comment relates to whether the merger will be fair to NEES shareholders (particularly small long-time shareholders) from a financial point of view. Mr. Gilmore does not gain comfort from the Merrill Lynch fairness opinion included in the proxy statement, yet the analysis Merrill Lynch used was described in detail in the proxy statement (see pages 19-24), including a list of 11 comparable transactions, and Merrill Lynch's potential conflicts of interest were also fully described.

     With all this information, the shareholders of NEES overwhelmingly approved the proposed merger. Approximately 94% of the voted shares (representing 75% of all outstanding shares of NEES) were in favor of the merger. The consideration for the merger should not be deemed unfair because of the view of a small minority.

     Although the NEES Board could not weigh the consequences of the merger for every individual shareholder, the Board did consider the tax consequences of the merger in making its recommendation to the shareholders. It is true that some shareholders took advantage of the tax laws from 1984 to 1987 to defer taxes on the reinvestment of quarterly dividends into additional shares. Again, the Board had to consider the welfare of the shareholders as a whole and not just those who wished to avoid all tax liability. For example, some shareholders may have planned to make a gift of their shares upon their death.

     In addition, Mr. Gilmore has a remedy under state law for his objections. Mr. Gilmore has appraisal rights as explained in the proxy statement which enable him to obtain an independent valuation of his NEES shares, should he so choose. Mr. Gilmore has reserved his rights of appraisal in this merger.

     In conclusion, although clothed with references to the Public Utility Holding Company Act of 1935 ("the 1935 Act" or "Act"), Mr. Gilmore's concerns go not to the question of regulatory compliance but, rather, to the underlying business transaction. In this regard, Mr. Gilmore misapprehends the nature of the Commission's jurisdiction. The 1935 Act does not, in the first instance, dictate the particulars of a transaction. Instead, once the parties have negotiated their deal, the 1935 Act provides the standards for determining that the proposed transaction will not be detrimental to the public interest or the interest of investors or consumers, the "protected interests" under the Act. In particular, the Commission has previously found that investors are adequately protected by the disclosure required under the other federal securities laws. See "The Regulation of Public-Utility Holding Companies," Report of the Division of Investment Management of the United States Securities and Exchange Commission (June 1995) ("the disclosure requirements of the Securities Act [of 1933] and the [Securities] Exchange Act [of 1934] and the regulation inherent in the public securities markets have imposed substantial controls on financing transactions that were not present when the Act was adopted.").

     2. Mr. Gilmore next notes that certain NEES executives may have an interest in the transaction they approved and that this is not in the best interest of small shareholders. Again, as explained above, the Merger was approved by 94% of those shares actually voting (representing 75% of all NEES shares outstanding) after full disclosure in the proxy statement of the various aspects of the transaction including those Mr. Gilmore finds objectionable. Approximately 20% and 25% of NEES shares were held by individual investors holding less than 2,000 and 5,000 shares respectively as of December 31, 1998. Further, Mr. Gilmore failed to link his concerns to the standards for approving the Merger under the Act.

     3. Mr. Gilmore requests that "the five member Commission exercise its authority and obtain the information from the CFIUS [the Committee on Foreign Investment in the United States] and make a recommendation to the CFIUS according to the Commission's findings of the facts." Mr. Gilmore's concerns go to the Exon-Florio review which enables the President to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. On April 29, 1999, the Applicants were informed that the CFIUS concluded there were no issues of national security to warrant an investigation and that action under Exon-Florio had concluded with respect to the Merger. Further, the Commission has previously addressed the propriety of foreign acquisitions of U.S. utilities and concluded that: "The Act contains no prohibition against foreign utilities as such." Gaz Metropolitain, Inc., Holding Co. Act Release No. 26171 (Nov. 23, 1994).

     4. Mr. Gilmore notes that, upon consummation of the Merger, National Grid will be the indirect owner of property "just 3 to 5 miles south of ... where the Electric Boat Company, a Division of General Dynamics assembles parts for nuclear submarines." If Mr. Gilmor's concerns relate to national security, that issue was addressed above by the approval of the Committee on Foreign Investment in the United States. The CFIUS has specialized knowledge in approving transactions with foreign companies that need not be duplicated by the Commission. Further, Rome Point will continue to be owned by The Narragansett Electric Company after the Merger, and Narragansett's use of the property will not change because of the Merger.

     5. In his final point, Mr. Gilmore requests that, whether or not the proposed Merger complies with the Act, the Commission consider the "Moral Judgment in this proposed merger in favor of the small investor." Applicants do not believe that compliance with the Act and consideration of small investors are mutually exclusive. After careful consideration by the Board, in consultation with experts, the Board found the proposed Merger to be in the best interests of shareholders--this includes small shareholders. After disclosure of all the relevant information concerning the proposed merger, NEES shareholders overwhelmingly voiced their approval for the Merger.

     For the reasons set forth above, Mr. Gilmore's objections are without merit. To the extent Mr. Gilmore has raised issues of law, those issues can be addressed by the Commission on the basis of the record before it. The record before the Commission is comprehensive. Mr. Gilmore has not requested a hearing, merely an opportunity to be heard should there be a hearing for some other reason. A hearing at the Commission would be duplicative of other regulatory proceedings with state commissions and the CFIUS, and as such, would be wasteful and not in the public interest.

     To justify a hearing, a party must show both (i) a genuine issue regarding a material fact and (ii) a useful purpose to be served by holding a hearing. The burden is on the party requesting a hearing to make such a showing. Bare assertions will not suffice, and a request for a hearing will not be granted if no disputed material facts are set forth. See, e.g., Sempra Energy, 67 S.E.C. Docket 994, 1012 (1998) (based upon the facts or issues of law in the record, no hearing necessary in order for the Commission to conclude that the applicable standards of the Act were satisfied); Centerior Energy Corp., 35 S.E.C. Docket 769, 777-78 (1986) (request for hearing denied for failure to set forth facts making up a violation of the Act)./1

--------
     1/ See also Entergy Corp., 55 S.E.C. 2035, 2050 (1993) (denying intervenors' request for a hearing to "develop the record" in light of the existence of, and intervenors' participation in, "extensive hearings" held by two state commissions and FERC); City of New Orleans v. S.E.C., 969 F.2d 1163, 1167 fn. 6 (D.C. Cir. 1992) (noting that the court has "recognized that evidentiary hearings are required only when a genuine issue of material fact exists"), citing Wisconsin's Environmental Decade, Inc. v. S.E.C., 882 F.2d 523, 526 (D.C. Cir. 1989); Northeast Utilities., 48 S.E.C.
     Docket 694, 698 (1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't., 972 F.2d 358 (D.C. Cir. 1992); accord Cajun Elec. Power Coop. v. F.E.R.C., No. 92-1461, 1994 WL 326863 (D.C. Cir. July 12, 1994) (per curiam)
     (ordering hearing but reiterating standard that hearing is required only where there are genuine issues of material fact).


     Speculative and conclusory allegations do not rise to the level of genuine material issues and cannot provide a basis for a hearing. Entergy Corp., 55
S.E.C. Docket 2035, 2050 (1993) ("the intervenor cannot rely on bald or conclusory allegations that [material facts are in dispute]"); Woolen Mills Assocs. v. F.E.R.C., 917 F.2d 589, 592 (D.C. Cir. 1990) ("mere allegations of disputed fact are insufficient to mandate a hearing; a petitioner must make an adequate proffer of evidence to support them"). An agency need not conduct a hearing unless doing so would serve a useful purpose. Connecticut Bankers Ass'n.
v. Board of Governors of Fed.  Reserve  System,  627 F2d 245,  250-51 (D.C.  Cir
1980) (in light of the fact that "[e]videntiary hearings consume time, energy, and resources," such requests cannot be "indiscriminately grant[ed]"); City of Lafayette v. S.E.C., 454 F.2d 941, 953 (D.C. Cir. 1971) (hearing not required in matter where ultimate decision would not be "enhanced or assisted by the receipt of evidence"), aff'd sub nom. Gulf States Utilities Co. v. F.P.C., 411 U.S. 747
(1973); Woolen Mill Assocs., 917 F.2d at 592 (finding allegations of disputed facts insufficient in light of "no substantial evidence contradicting any material finding by the Commission" when intervenor "had ample opportunity to submit whatever evidence it desired throughout the. . . proceeding"). Even where issues of fact exist, a hearing will not be granted unless the reviewing agency in its discretion believes that it cannot adequately address the issues upon written submissions. See, e.g., Cities of Carlisle & Neola v. F.E.R.C., 741 F.2d 429, 431 (D.C. Cir. 1984) (finding no need for more than a paper hearing due to Commission's ability to consider fully the issues without recourse to more formal procedures); Boston Carrier, Inc. v. I.C.C., 728 F.2d 1508, 1511 & fn. 5 (D.C. Cir. 1984) (finding the Commission did not "abuse . . . its discretion by refusing to hold an oral hearing . . . since it reasonably could have found the factual disputes to be resolvable using its modified procedure").

     Accordingly, for all the reasons set forth above, the Applicants ask the Commission to decline to follow Mr. Gilmore's suggestions and to issue orders approving the proposed transactions, on or before December 31, 1999.

                                   Respectfully submitted,

                                   //signed//

                                   Joanne C. Rutkowski
                                   LeBoeuf, Lamb, Greene & MacRae L.L.P.
                                   1875 Connecticut Ave., N.W.
                                   Washington, D.C. 20009
                                   (202) 986-8000
                                   Attorney for The National Grid Group plc

Dated:  December 2, 1999